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Exhibit 99.1

BRF—BRASIL FOODS S.A.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited pro forma condensed consolidated financial information as of and for the year ended December 31, 2008 – U.S. GAAP

        The following unaudited pro forma condensed consolidated balance sheet data as of December 31, 2008 give effect to the business combination between BRF—Brasil Foods S.A. (the "Company") and Sadia S.A. ("Sadia") as if such transaction had occurred on December 31, 2008. The unaudited condensed consolidated pro forma statement of operations data for the year ended December 31, 2008 give effect to the business combination as if such transaction had occurred on January 1, 2008.

        The unaudited condensed consolidated pro forma financial information has been derived from and reflects pro forma adjustments to the Company's and Sadia's historical condensed consolidated balance sheets at December 31, 2008 and the Company's and Sadia's historical condensed consolidated statements of operations for the year ended December 31, 2008 in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which are included or incorporated by reference in this document.

Unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 – Brazilian GAAP

        The following unaudited pro forma condensed consolidated balance sheet data as of March 31, 2009 give effect to the business combination between the Company and Sadia as if such transaction had occurred on March 31, 2009. The unaudited condensed consolidated pro forma statement of operations data for the three months ended March 31, 2009 give effect to the business combination as if such transaction had occurred on January 1, 2008.

        The unaudited pro forma consolidated financial information has been derived from and reflects the pro forma adjustments to the Company's and Sadia's historical consolidated balance sheets at March 31, 2009 and the Company's and Sadia's historical consolidated statements of operations for the three months ended March 31, 2009 in accordance with accounting practices adopted in Brazil ("Brazilian GAAP"), which are included in this document.

        The unaudited condensed consolidated pro forma financial information as of and for the year ended December 31, 2008 and the unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 are presented for information purposes only and do not purport to represent the Company's financial condition or results of operations had the business combination occurred as of the respective dates indicated above. In addition, the unaudited condensed consolidated pro forma financial information does not purport to project the Company's future financial condition or results of operations as of any future date or for any future period.

        The unaudited condensed consolidated pro forma financial information should be read in conjunction with the Company's and Sadia's historical consolidated financial statements included or incorporated by reference in this document, including the notes thereto, and the Company's management's discussion and analysis in Item 5 of the Company's Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 30, 2009, Sadia's management's discussion and analysis contained in Exhibit 99.8 and the Company's and Sadia's management discussions and analysis relating to the three months ended March 31, 2009 of the Company and Sadia contained in Exhibits 99.5 and 99.6.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
IN ACCORDANCE WITH U.S. GAAP
FOR THE YEAR ENDED DECEMBER 31, 2008
(in millions of Brazilian reais)

Pro Forma Adjustments
Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Global Offering(4)	Consolidated Pro Forma
Net sales	11,357.2	10,728,6	22,085.8	—	—	—	22,085.8
Cost of sales	(8,840.2)	(8,060.4)	(16,900.6)	(140.1)	—	—	(17,040.7)

Gross profit	2.517.0	2,668.2	5,185.2	(140.1)	—	—	5,045.1
Operating expenses:
Selling, general and administrative	(2,136.5)	(1,886.1)	(4,022.6)	(41.2)	—	—	(4,063.8)
Other operating expenses, net	(76.0)	4.2	(71.8)	—	—	(71.8)

(2,212.5)	(1,881.9)	(4,094.4)	(41.2)	—	—	(4,135.6)
Operating income before financial expenses and equity pick-up	304.5	786.3	1,090.8	(181.3)	—	—	909.5
Financial expenses, net	(733.0)	(4,007.8)	(A)	(4,740.8)	(15.5)	(25.2)	121.0	(4,660.5)
Equity pick-up	5.5	(2.9)	2.6	—	—	—	2.6

(Loss) before income taxes and noncontrolling interest	(423.0)	(3,224.4)	(3,647.4)	(196.8)	(25.2)	121.0	(3,748.4)
Income and social contribution taxes	333.7	701.8	1,035.5	66.9	10.2	(41.1)	1,071.5

Net income (loss) attributable to noncontrolling interest	(0.4)	10.3	9.9	—	—	—	9.9

Net (loss) attributable to the Company	(89.7)	(2,512.3)	(2,602.0)	(129.9)	(15.0)	79.9	(2,667.1)

Basic and diluted loss per share	(0.44)	(6.40)
Basic and diluted loss per ADS	(0.88)	(12.80)
Average outstanding shares (thousands)(B)	204,778	416,807
Average outstanding ADSs (thousands)(B)	102,389	208,403

(A)
Although Sadia has historically operated with derivatives, in 2008 it experienced a loss with such instruments of R$2,551.2, as compared to a gain of R$24.4 in 2007 and R$38.6 in 2006.

(B)
Reconciliation of outstanding historical to pro forma number of shares and ADSs

	Shares	ADSs
Average outstanding shares	204,778	102,389
Expected increase due to Sadia's incorporation	97,029	48,514
Expected increase due to global offer	115,000	57,500

pro forma	416,807	208,403

See notes to unaudited pro forma consolidated statement of operations (note 3 to the unaudited pro forma condensed financial information).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
IN ACCORDANCE WITH U.S. GAAP
AS OF DECEMBER 31, 2008
(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Stock Options(4)	Global Offering(5)	Consolidated Pro Forma(1)
ASSETS
Current assets
Cash, cash equivalents and marketable securities	1,970.3	1,742.8	3,713.1	—	(226.4)	—	961.6	4,448.3
Trade accounts receivable, net	1,385.7	2,852.1	4,237.8	—	—	—	—	4,237.8
Inventories	1,688.3	1,810.2	3,498.5	48.6	—	—	—	3,547.1
Derivative financial instruments	—	813.3	813.3	—	(1.2)	—	—	812.1
Other current assets	939.5	688.5	1,628.0	—	192.2	—	—	1,820.2

	5,983.8	7,906.9	13,890.7	48.6	(35.4)	—	961.6	14,865.5

Non-current assets
Marketable securities	0.2	270.3	270.5	—	—	—	—	270.5
Other non-current assets	305.8	1,781.2	2,087.0	—	(0.4)	—	—	2,086.6
Intangible	1,306.7	33.0	1,339.7	1,582.0	—	—	—	2,921.7
Property, plant and equipment	3,176.3	4,186.2	7,362.5	1,405.2	(4.0)	—	—	8,763.7
Investments	6.5	12.9	19.4	—	—	—	—	19.4
Goodwill	575.1	91.3	666.4	(91.3)	—	—	—	575.1

	5,370.6	6,374.9	11,745.5	2,895.9	(4.4)	—	—	14,637.0

Total assets	11,354.4	14,281.8	25,636.2	2,944.5	(39.8)	—	961.6	29,502.5

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt (including current portion of long-term debt)	1,575.9	4,459.6	6,035.5	(15.5)	—	—	(2,881.3)	3,138.7
Derivative financial instruments	67.5	2,777.1	2,844.6	—	—	—	—	2,844.6
Trade accounts payable	1,088.2	918.7	2,006.9	—	—	—	—	2,006.9
Other current liabilities	349.6	665.1	1,014.7	—	(59.0)	—	—	955.7

	3,081.2	8,820.5	11,901.7	(15.5)	(59.0)	—	(2,881.3)	8,945.9

Non-current liabilities
Long-term debt	3,715.5	4,384.7	8,100.2	(291.9)	—	—	(640.5)	7,167.8
Other non-current liabilities	583.6	276.0	859.6	137.0	(0.4)	(8.0)	—	988.2

	4,299.1	4,660.7	8,959.8	(154.9)	(0.4)	(8.0)	(640.5)	8,156.0

Company's shareholders' equity	3,973.4	746.6	4,720.0	3,114.9	19.6	8.0	4,483.4	12,345.9
Noncontrolling interest	0.7	54.0	54.7	—	—	—	—	54.7

Total liabilities and shareholders' equity	11,354.4	14,281.8	25,636.2	2,944.5	(39.8)	—	961.6	29,502.5

See notes to unaudited pro forma consolidated balance sheet (note 2 to the unaudited pro forma condensed financial information).

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR YEAR ENDED DECEMBER 31, 2008

(in millions of Brazilian reais)

Note 1    Description of the transaction and basis for preparation of pro forma condensed consolidated financial information in accordance with U.S. GAAP

        The pro forma condensed consolidated statement of operations for the year ended December 31, 2008 reflects the Company's pro forma consolidated results of operations as if the business combination had occurred, and, therefore, as if Sadia had been under control of the Company, as from January 1, 2008. The pro forma condensed consolidated statement of operations was based on historical consolidated statements of operations for the year ended December 31, 2008 prepared in accordance with U.S. GAAP, as approved by the Boards of Directors of, and audited by the independent registered public accounting firms for, the Company and Sadia.

        The pro forma condensed consolidated balance sheet as of December 31, 2008 reflects the Company's pro forma financial position as if the business combination had occurred, and, therefore, as if Sadia had been under control of the Company, as of December 31, 2008. The pro forma condensed consolidated balance sheet, was based on the historical condensed consolidated balance sheets as of December 31, 2008 prepared in accordance with U.S. GAAP, as approved by the Boards of Directors of, and audited by the independent registered public accounting firms for, the Company and Sadia.

        The business combination with Sadia will be accounted for using the acquisition method. The pro forma condensed consolidated information presented, including allocations of acquisition price, is based on preliminary estimates, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of Sadia at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Note 2    Pro forma adjustments to condensed consolidated balance sheet as of December 31, 2008

  (1)
  Combined

    The unaudited condensed combined balance sheet as of December 31, 2008 was prepared by adding Sadia's condensed consolidated balance sheet to the Company's condensed consolidated balance sheet. There were no transactions or balances between the Company and Sadia that needed to be eliminated.

  (2)
  Business combination

    Reflects the preliminary acquisition fair value allocation determined in the business combination with Sadia (100%) as if such transaction had occurred as of December 31, 2008, using the estimated acquisition price described in item (e) below. The pro forma business combination adjustments are being recorded in accordance with SFAS No. 141R, Business Combinations Revised, and SFAS No. 160, Noncontrolling Interest and Consolidated Financial Statements, as follows:

    a.
    Fair value adjustments to finished goods inventories, based on the sales price less a reasonable distribution profit and raw materials inventories based upon the replacement cost;

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR YEAR ENDED DECEMBER 31, 2008

(in millions of Brazilian reais)

Note 2    Pro forma adjustments to condensed consolidated balance sheet as of December 31, 2008 (Continued)

    b.
    Intangibles at fair value, based on preliminary estimates prepared by independent appraisers, including:

    •
    Trademarks with indefinite useful lives in the amount of R$708.0 million;

    •
    Supplier relationships with 10-year useful lives in the amount of R$410.0 million;

    •
    Customer relationships and distribution networks with 10-year useful lives in the amount of R$410.0 million;

    •
    Other intangible assets with 10-year useful lives in the amount of R$54.0 million; and

    •
    Deferred income tax liability arising from differences between the book value and the acquired tax basis of related intangible assets.

    c.
    Property, plant and equipment fair value adjustments, based on preliminary estimates prepared by independent appraisers using the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date, which in this case was the value in use;

    d.
    Short- and long-term debt fair value adjustments have been calculated using the effective interest rate method considering the terms of the debt contracts;

    e.
    The estimated acquisition price for the business combination that will be reflected as an increase in the Company's paid-in-capital was determined based on the Company's share price as of July 7, 2009, which was R$40 per share; and

      The preliminary exchange ratio based upon information available on July 7, 2009 is presented in the table below:

	Controlling shareholders of Sadia	Noncontrolling shareholders of Sadia
Exchange ratio	0.166247	0.132998
Shares of BRF to be issued	37,637,557	59,390,936	97,028,520
Perdigão's per share price on July 7, 2009			R$40

Acquisition price in millions			R$3,881.1
Net assets at book value			766.2

Capital increase			R$3,114.9

    f.
    The unaudited pro forma condensed consolidated balance sheet assumes that any necessary waivers or amendments of change of control or similar provisions in Sadia's debt instruments that would be triggered by the business combination will be obtained prior to the consummation of the business combination.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR YEAR ENDED DECEMBER 31, 2008

(in millions of Brazilian reais)

Note 2    Pro forma adjustments to condensed consolidated balance sheet as of December 31, 2008 (Continued)

  (3)
  Finance companies

    Adjustments to eliminate the operations of Sadia's subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC and the reclassification of those investments to other current assets available for sale, since those subsidiaries' operations will not be part of the business combination.

  (4)
  Stock options

    Sadia's stock option plan was reversed based on the assumption that it will be cancelled.

  (6)
  Global offering

    Reflects the capital increase related to the global offering estimated at R$4,600 net of estimated offer expenses of R$116.6 and reflecting the expected use of proceeds.

Note 3    Pro forma adjustments to condensed consolidated statement of operations for the year ended December 31, 2008

  (1)
  Combined

    The condensed combined consolidated statement of operations for the year ended December 31, 2008 was prepared by adding Sadia's condensed consolidated statement of operations to the Company's condensed statement of operations. There were no transactions or balances between the Company and Sadia that needed to be eliminated.

    The pro forma condensed consolidated statement of operations was prepared as if the business combination had occurred on January 1, 2008.

  (2)
  Business combination

    The following pro forma adjustments were recorded to the condensed consolidated statement of operations to reflect the impacts of the business combination:

    a)
    Depreciation of the fair value adjustments to property, plant and equipment of R$93.9 million recorded in cost of sales for the year ended December 31, 2008, calculated using an estimated average remaining useful life of 21 years, based on preliminary estimates prepared by independent appraisers;

    b)
    Amortization of the fair value adjustments of short-term debt of R$15.5 million recorded in financial expenses for the year ended December 31, 2008, calculated considering the terms of the debt contracts;

    c)
    Amortization of intangible assets with defined useful lives such as supplier relationships, customer relationships, distribution networks and other intangibles of R$46.2 million recorded in cost of sales and R$41.2 million recorded in selling expenses for the year ended December 31, 2008; and

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR YEAR ENDED DECEMBER 31, 2008

(in millions of Brazilian reais)

Note 3    Pro forma adjustments to condensed consolidated statement of operations for the year ended December 31, 2008 (Continued)

    d)
    Deferred tax credits of R$66.9 million for the year ended December 31, 2008, calculated by using the tax rate of 34% (25% for income tax and 9% for social contribution tax), based on the realization of items (a) through (c) above. These deferred tax credits have been recorded in the pro forma financial information based upon the assumption that the Company will comply with all legal requirements for the related tax deductions and will generate sufficient taxable income in the future.

  (3)
  Finance companies

    Adjustments to eliminate the operations of Sadia's subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC, as those subsidiaries' operations will not be part of the business combination.

  (4)
  Global offering

    Since we intend to use the net proceeds of the offering to pay a portion of Sadia's debt, in the pro forma condensed consolidated statements of operations, interest expense associated with the debt that will be paid has been excluded, net of taxes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
IN ACCORDANCE WITH BRAZILIAN GAAP
FOR THREE MONTHS ENDED MARCH 31, 2009

(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Global Offering(4)	Consolidated Pro Forma
Gross sales	3,035.5	2,862.5	5,898.0	—	—	—	5,898.0
Deduction from gross sales	(432.4)	(404.4)	(836.8)	—	—	—	(836.8)

Net sales	2,603.1	2,458.1	5,061.2	—	—	—	5,061.2
Cost of sales	(2,068.0)	(2,071.9)	(4,139.9)	(43.2)	—	—	(4,183.1)

Gross profit	535.1	386.2	921.3	(43.2)	—	—	878.1
Operating expenses:	(530.9)	(451.7)	(982.6)	—	—	—	(982.6)

Selling	(488.5)	(413.8)	(902.3)	—	—	—	(902.3)
General and administrative	(37.2)	(33.4)	(70.6)	—	—	—	(70.6)
Management compensation	(5.2)	(4.5)	(9.7)	—	—	—	(9.7)

Operating results before financial expenses and others	4.2	(65.5)	(61.3)	(43.2)	—	—	(104.5)
Financial expenses, net	(100.3)	(260.0)	(360.3)	(15.0)	(2.4)	73.7	(304.0)
Other operating revenue (expenses)	(21.4)	7.1	(14.3)	—	—	—	(14.3)

(Loss) before taxes and profit sharing	(117.5)	(318.4)	(435.9)	(58.2)	(2.4)	73.7	(422.8)
Income and social contribution taxes	(108.3)	74.7	(33.6)	19.8	1.2	(25.1)	(37.7)
Management profit sharing	—	(0.4)	(0.4)	—	0.3	—	(0.1)
Minority interest	(0.2)	4.9	4.7	—	—	—	4.7

Net (loss)	(226.0)	(239.2)	(465.2)	(38.4)	(0.9)	48.6	(455.9)

Loss per share	(1.09)						(1.09)
Shares outstanding at March 31, 2009(A)	206,528						418,557

(A)
Reconciliation of historical to pro forma shares outstanding

Outstanding Shares
March 31, 2009 historical	206,528
Expected increase in shares due to Sadia's incorporation	97,029
Expected increase in shares due to global offer	115,000

March 31, 2009 Pro forma	418,557

See notes to unaudited pro forma consolidated statement of operations (note 3 to the unaudited pro forma consolidated financial information).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
IN ACCORDANCE WITH BRAZILIAN GAAP
AS OF MARCH 31, 2009
(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Elimination(4)	Global Offering(5)	Consolidated Pro Forma(1)
ASSETS
Current assets
Cash, cash equivalents and marketable securities	1,803.2	2,206.3	4,009.5	—	(200.1)	—	961.6	4,771.0
Trade accounts receivable, net	1,315.3	559,0	1,874.3	—	—	—	—	1,874.3
Inventories	1,604.0	1,721.0	3,325.0	46.2	—	—	—	3,371.2
Other current assets	936.5	831.8	1,768.3	—	199.5	—	—	1,967.8

	5,659.0	5,318.1	10,977.1	46.2	(0.6)	—	961.6	11,984.3

Non-current assets
Marketable securities	—	159.9	159.9	—			—	159.9
Other non-current assets	625.2	1,410.7	2,035.9	—	(0.6)	—	—	2,035.3
Investments	1.0	15.2	16.2	177.0	(2.1)	(177.0)	—	14.1
Property, plant and equipment	2,899.3	4,218.2	7,117.5	2,584.7	(3.5)	—	—	9,698.7
Goodwill	1,544.7	135.2	1,679.9	85.7	(0.7)	—	—	1,764.9
Intangibles	163.6	120.5	284.1	—	(19.4)	—	—	264.7

	5,233.8	6,059.7	11,293.5	2,847.4	(26.3)	(177.0)	—	13,937.6

Total assets	10,892.8	11,377.8	22,270.6	2,893.6	(26.9)	(177.0)	961.6	25,921.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt (including current portion of long-term debt)	1,803.8	4,272.2	6,076.0	(9.4)	—	—	(2,881.3)	3,185.3
Trade accounts payable	1,018.3	876.5	1,894.8	—	—	—	—	1,894.8
Other current liabilities	299.9	1,861.2	2,161.1	—	(26.4)	—	—	2,134.7

	3,122.0	7,009.9	10,131.9	(9.4)	(26.4)	—	(2,881.3)	7,214.8

Non-current liabilities
Long-term debt	3,601.8	3,734.9	7,336.7	(367.0)	—	—	(640.5)	6,329.2
Other non-current liabilities	289.1	405.4	694.5	—	(0.5)	—	—	694.0

	3,890.9	4,140.3	8,031.2	(367.0)	(0.5)	—	(640.5)	7,023.2

Minority interest	0.8	50.6	51.4	—	—	—	—	51.4
Shareholders' equity
Paid-in-capital	3,445.0	2,000.0	5,445.0	3,270.0	—	(2,000.0)	4,483.4	11,198.4
Reserves	719.7	—	719.7	—	—	—	—	719.7
Accumulated losses	(241.1)	(1,764.5)	(2,005.6)	—	—	1,764.5	—	(241.1)
Equity valuation adjustment	(43.7)	38.6	(5.1)	—	—	(38.6)	—	(43.7)
Shares in treasury	(0.8)	(97.1)	(97.9)	—	—	97.1	—	(0.8)
	3,879.1	177.0	4,056.1	3,270.0	—	(177.0)	4,483.4	11,632.5

Total liabilities and shareholders' equity	10,892.8	11,377.8	22,270.6	2,893.6	(26.9)	(177.0)	961.6	25,921.9

See notes to unaudited pro forma consolidated balance sheet (note 2 to the unaudited pro forma consolidated financial information).

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

(in millions of Brazilian reais)

Note 1    Description of the transaction and basis for preparation of pro forma condensed consolidated financial information in accordance with Brazilian GAAP

        The pro forma condensed consolidated statement of operations for the three months ended March 31, 2009 reflects the Company's pro forma consolidated results of operations as if such transaction had occurred and, therefore, as if Sadia had been under control of the Company, as from January 1, 2008. The pro forma consolidated statement of operations was prepared based on historical consolidated statements of operations for the three months ended March 31, 2009 in accordance with Brazilian GAAP, as approved by the Boards of Directors of the Company and Sadia.

        The pro forma condensed consolidated balance sheet as of March 31, 2009 reflects the Company's consolidated pro forma financial position as if such transaction had occurred, and, therefore, as if Sadia had been under control of the Company, as of March 31, 2009. The pro forma consolidated balance sheet was prepared based on the historical consolidated balance sheets in accordance with Brazilian GAAP, as approved by the Board of Directors of the Company and Sadia.

        The business combination with Sadia will be accounted for using the acquisition method. The pro forma condensed consolidated information presented, including allocations of acquisition price, is based on preliminary estimates, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of Sadia at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Note 2    Pro forma adjustments to the condensed consolidated balance sheet as of March 31, 2009

  (1)
  Combined

    The unaudited combined consolidated balance sheet as of March 31, 2009 was prepared by adding Sadia's consolidated balance sheet to the Company's consolidated balance sheet. There were no transactions or balances between the Company and Sadia that needed to be eliminated.

  (2)
  Business combination

    Reflects the preliminary acquisition fair value allocation determined in the business combination with Sadia (100%), as if such transaction had occurred as of March 31, 2009, using the estimated acquisition price described in item (d) below.

    Under Brazilian GAAP, the purchase price was allocated as follows:

      a.
      Fair value adjustments to finished goods inventories, based on the sales price less a reasonable distribution profit and raw materials inventories based upon the replacement cost;

      b.
      Property, plant and equipment fair value adjustments, based on preliminary estimates prepared by independent appraisers using the replacement cost method;

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

(in millions of Brazilian reais)

Note 2    Pro forma adjustments to the condensed consolidated balance sheet as of March 31, 2009 (Continued)

      c.
      Short and long-term debt fair value adjustments have been calculated using the effective interest rate method considering the terms of the debt contracts.

        After the allocations described above, the remaining part of the purchase price was allocated to goodwill. Starting January 1, 2009 goodwill will no longer be amortized under Brazilian GAAP but rather tested for impairment annually;

      d.
      Under Brazilian GAAP, the estimated acquisition price for the business combination that was recorded as an increase in the Company's pro forma paid-in-capital was determined based on the average quotes of the Company's and Sadia's shares for the last five days before the merger agreement date (May 19, 2009) as established therein, applied to the outstanding shares of each company, and the share exchange ratio of 68% to Perdigão's shareholders and 32% to Sadia's shareholders; and

      e.
      The unaudited pro forma condensed consolidated balance sheet assumes that any necessary waivers or amendments of change of control or similar provisions in Sadia's debt instruments that would be triggered by the business combination will be obtained prior to the consummation of the business combination.

  (3)
  Finance companies

    Adjustments to eliminate the operations from the Sadia's subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC and the reclassification of those investments to other current assets as available for sale, as those subsidiaries' operations will not be part of the business combination.

  (4)
  Eliminations

    Reflects the pro forma elimination of the investment in Sadia against paid-in-capital, reserves, accumulated losses, equity valuation adjustment and shares in treasury.

  (5)
  Global offering

    Reflects the capital increase related to the global offering estimated at R$4,600 net of estimated offer expenses of R$116.6 and reflecting the expected use of proceeds.

Note 3    Pro forma adjustments to the condensed consolidated statement of operations for the three-month period ended March 31, 2009

  (1)
  Combined

    The combined consolidated statement of operations for the three-month period ended March 31, 2009 was prepared by adding Sadia's consolidated statement of operations to the Company's consolidated statement of operations. There were no transactions or balances between the Company and Sadia that needed to be eliminated.

    The pro forma consolidated statement of operations was prepared as if the business combination had occurred on January 1, 2008.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

(in millions of Brazilian reais)

Note 3    Pro forma adjustments to the condensed consolidated statement of operations for the three-month period ended March 31, 2009 (Continued)

  (2)
  Business combination

    The following pro forma adjustments were recorded to the consolidated statement of operations to reflect the impacts of the business combination:

    a.
    Depreciation of the fair value adjustments to property, plant and equipment of R$43.2 million recorded in cost of sales for the three-month period ended March 31, 2009, using an estimated average remaining useful life of 21 years, based on preliminary estimates prepared by independent appraisers.

    b.
    Amortization of short-term debt fair value adjustments of R$15.0 million recorded in financial expenses for the three-month period ended March 31, 2009, over the term of the debt contracts; and

    c.
    Reflects deferred tax credits of R$19.8 million for the three-month period ended March 31, 2009, calculated by using the tax rate of 34% (25% for income tax and 9% for social contribution tax), based on the realization of items (a) and (b) above. The deferred tax credits have been recorded in the pro forma financial information based upon the assumption that the Company will comply with all legal requirements for the related tax deductions and will generate sufficient taxable income in the future.

    No amortization of goodwill has been recorded in the pro forma condensed consolidated statement of operations, as under Brazilian GAAP since January 1, 2009 goodwill will no longer be amortized but rather tested for impairment annually.

  (3)
  Finance companies

    Adjustments to eliminate the operations of Sadia's subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC, as those subsidiaries' operations will not be part of the business combination.

  (4)
  Global Offering

    Since we intend to use the net proceeds of the offering to pay a portion of Sadia's debt, in the pro forma condensed consolidated statements of operations, interest expense associated with the debt that will be paid has been excluded, net of taxes.

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Exhibit 99.1
BRF—BRASIL FOODS S.A. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
U.S. GAAP
  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP FOR THE YEAR ENDED DECEMBER 31, 2008 (in millions of Brazilian reais )
  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP AS OF DECEMBER 31, 2008 (in millions of Brazilian reais )
  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR YEAR ENDED DECEMBER 31, 2008 (in millions of Brazilian reais )
BRAZILIAN GAAP
  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS IN ACCORDANCE WITH BRAZILIAN GAAP FOR THREE MONTHS ENDED MARCH 31, 2009 (in millions of Brazilian reais )
  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH BRAZILIAN GAAP AS OF MARCH 31, 2009 (in millions of Brazilian reais )
  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009 (in millions of Brazilian reais )